Exhibit 23. Consents of Experts and Counsel

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-52148 and 333-139017 of Hudson Valley Holding Corp. on Forms S-8 of our report dated March 15, 2007, (which expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standard No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans” as of December 31, 2006), relating to the consolidated financial statements of Hudson Valley Holding Corp., and our report dated March 15, 2007 relating to management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Hudson Valley Holding Corp. for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

New York, New York

March 15, 2007